UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 9, 2020

HAYMAKER ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-38931	83-3642865
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

650 Fifth Avenue, Floor 10 New York, New York		10019
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (212) 616-9600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	HYACU	The NASDAQ Stock Market LLC
Class A Common Stock, par value $0.0001 per share	HYAC	The NASDAQ Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	HYACW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure.

On September 9, 2020 at 9:00 am ET, Haymaker Acquisition Corp. II (“Haymaker”), held a previously announced joint conference call (the “Conference Call”) with ARKO Holdings Ltd. (“Arko”) and GPM Investments, LLC (“GPM”) to discuss a proposed business combination pursuant to which, among other things, ARKO Corp. (“New Parent”) will, directly or indirectly, combine with Haymaker, GPM, and Arko (the “Business Combination”) in accordance with the terms of that certain business combination agreement, dated as of September 8, 2020 (the “Business Combination Agreement”), by and among Haymaker, New Parent, Arko and the other parties thereto, and that certain equity purchase agreement, dated as of September 8, 2020 (the “GPM Equity Purchase Agreement”), by and among New Parent, Haymaker, and certain minority investors of GPM.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is a transcript of the Conference Call. The Conference Call can be accessed by dialing (877) 407-3982, or for international callers, (201) 493-6780 and entering replay pin number: 13708312. A webcast of the Conference Call will be available at www.haymakeracquisition.com. Copies of the Business Combination Agreement and GPM Equity Purchase Agreement were attached as Exhibit 2.1 and Exhibit 2.2, respectively. to Haymaker’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 9, 2020.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Additional Information

In connection with the proposed transactions, New Parent intends to file a registration statement on Form S-4, which will include a prospectus with respect to New Parent’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to Haymaker’s stockholder meeting to vote on the transaction (the “Haymaker proxy statement/prospectus”), with the SEC. In addition, Arko will prepare a proxy statement (the “Arko proxy”), which will include the Haymaker proxy statement/prospectus as an exhibit thereto, to be filed with the Israel Securities Authority (the “ISA”). New Parent, Haymaker, Arko, and GPM urge investors and other interested persons to read, when available, the Haymaker proxy statement/prospectus and the Arko proxy, as well as other documents filed with the SEC and the ISA, because these documents will contain important information about the proposed transaction. When available, the Haymaker proxy statement/prospectus and other relevant materials for the proposed transaction will be mailed to stockholders of Haymaker as of a record date to be established for voting on the proposed transaction. The Haymaker proxy statement statement/prospectus, once available, can be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Haymaker, Arko, New Parent, GPM and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Haymaker stockholders in connection with the proposed transaction. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Haymaker’s directors and officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 19, 2020 and is available free of charge at the SEC’s web site at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Haymaker’s stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus for the proposed transaction when available.

Forward Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of New Parent, Haymaker, Arko and GPM may differ from their actual results and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance including projected financial information (which is not audited or reviewed by our auditors) and anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction, and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of New Parent, Haymaker, Arko and GPM, and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the proposed transaction, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed transaction and any definitive agreements with respect thereto; (3) the inability to complete the proposed transaction, including due to failure to obtain approval of the stockholders of Haymaker and Arko or other conditions to closing; (4) the impact of the COVID-19 pandemic on (x) the parties’ ability to consummate the proposed transaction and (y) the business of GPM and New Parent; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transaction; (6) the inability to obtain or maintain the listing of New Parent’s common stock on Nasdaq following the proposed transaction; (7) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed transaction; (8) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the New Parent to grow, manage growth profitably and retain its key employees; (9) costs related to the proposed transaction; (10) changes in applicable laws or regulations; (11) the demand for GPM’s services together with the possibility that GPM may be adversely affected by other economic, business, and/or competitive factors; (12) the failure of GPM to consummate its acquisition from Empire Petroleum Partners, LLC; (13) the number of shares submitted for redemption by Haymaker’s stockholders in connection with the stockholder meeting to approve the proposed transaction; (14) risks and uncertainties related to GPM’s business, including, but not limited to, changes in petroleum prices, the impact of competition, environmental risks, restrictions on the sale of alcohol, cigarettes and other smoking products and increases in their prices, dependency on suppliers, increases in fuel efficiency and demand for alternative fuels or electric vehicles, failure by independent outsider operators to meet their obligations, acquisition and integration risks, and currency exchange and interest rates risks; and (15) other risks and uncertainties included in (x) the “Risk Factors” section of the Haymaker proxy statement/prospectus, when available, and (y) other documents filed or to be filed with the SEC by Haymaker and the ISA by Arko. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. New Parent, Haymaker, Arko, and GPM do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibits

99.1	Transcript of September 9, 2020 Joint Haymaker, Arko and GPM Conference Call

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAYMAKER ACQUISITION CORP. II

By:	/s/ Christopher Bradley
Name: Christopher Bradley
Title: Chief Financial Officer

Dated: September 9, 2020

Exhibit 99.1

Thank you for standing by and welcome to the Haymaker Acquisition Corporation II, ARKO Holdings and GPM Investments Conference Call and Webcast. We appreciate everyone joining us today. Please note that the press release and related SEC documents associated with this webcast can be found on the Haymaker website at: www.haymakeracquisition.com.

In addition, the investor deck that will be presented as part of today’s discussion has been posted on Haymaker’s website and is available for download. Please review the disclaimers included in the investor deck.

Today’s presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt, or other financial instruments of ARKO Holdings, GPM Investments or Haymaker, or any of ARKO Holdings’, GPM Investments’ or Haymaker’s affiliates’ securities as such terms are defined under U.S. or Israeli securities laws.

The investor presentation has been prepared to assist interested parties in making their own evaluation of the proposed investment and for no other purpose. The information contained therein does not purport to be all inclusive.

The presentation includes non-GAAP financial measures such as Pro Forma Adjusted EBITDA. Please refer to the investor presentation for a breakdown of non-GAAP financial measures. Pro Forma Adjusted EBITDA gives effect to acquisitions and synergies for entire period irrespective of actual timing of acquisitions or commencement of synergies during the period. Our non-GAAP financial measures should not be considered as alternatives to generally accepted accounting principles in the United States of America or GAAP measures such as net income, operating income, net cash flows provided by operating activities, or any other GAAP measures of liquidity or financial performance.

1 | Haymaker, ARKO Holdings Ltd. and GPM Investments, LLC Definitive Agreement Commentary

In connection with the proposed transaction, ARKO Holdings, GPM Investments and Haymaker intend to cause ARKO Corporation, a company formed to facilitate the business combination, to file with the Securities and Exchange Commission a registration statement on Form S-4, which will include a prospectus with respect to the securities to be issued in connection with the proposed business combination with ARKO Holdings, GPM Investments and Haymaker and a proxy statement with respect to Haymaker’s stockholder meeting to vote on the proposed transaction. The Registration Statement will contain important information about the proposed business combination and related matters.

Hosting today’s call is Steven Heyer, CEO and Chairman of Haymaker and Arie Kotler, CEO of ARKO and GPM. I will now turn the call over to Steven Heyer.

Steven Heyer

Welcome and thank you for joining us today. Andy and I couldn’t be more excited to announce the signing of definitive agreements for our business combination with Arko Holdings & GPM. This deal meets all of the business combination criteria we set out at the time of Haymaker’s IPO last year. Arie Kotler, the Chairman of Arko Holdings and the CEO of GPM, will go through the history of GPM’s business, its leading market position in a growing and fragmented industry as well as the company’s proven acquisition track record and multiple identified drivers of future growth. Arie and his outstanding team, through a proven process and disciplined execution, have built a leading convenience store chain with multiple, very compelling growth drivers still ahead. Upon closing, the combined company will

2 | Haymaker, ARKO Holdings Ltd. and GPM Investments, LLC Definitive Agreement Commentary

have anticipated equity value of approximately $1.4 billion and projected net debt of $371 million, excluding capital leases, or 1.7x 2020 Proforma Adjusted EBITDA. Arie is the single largest shareholder of Arko Holdings and is rolling at least 90% of his equity into the new combined company. I will now hand the call over to Arie.

Arie Kotler

Thank you Steve and thank you everyone for joining us today. My team and I feel the same amount of excitement for this announcement and it’s great to have the opportunity to share our thoughts on why this combination is so attractive. As Steve mentioned, I am the single largest shareholder of Arko Holdings and I’m rolling at least 90% of my equity into the new combined company, reflecting my personal excitement on the future prospects for this business.

Let me begin my remarks by sharing some background on GPM and then will focus my discussion on three key areas – the attractive, fragmented industry we operate in, our current positioning, and the tangible growth strategies we have in place to continue to create value.

At the start of my career, upon being a part of the founding team of GPM Investments in 2003, I recognized the great opportunity there was in the convenience store space in the U.S. In 2011, I bought control of GPM Investments through ARKO Holdings, which is a public company traded in Israel. Being listed in Israel enabled us to raise capital at attractive rates which we used to build a strong platform for growth by acquisition, and we invested in a world-class management team, scalable systems, infrastructure and processes.

3 | Haymaker, ARKO Holdings Ltd. and GPM Investments, LLC Definitive Agreement Commentary

Since 2013, we have completed 17 acquisitions and expanded our store base by about 4.4x to operate approximately 1,400 sites across 23 states as of June 30th. Today, we are the 7th largest convenience store operator in the U.S., and through our acquisitions we have become a leading consolidator in the industry, which I will speak to more in a moment.

We operate a diversified model with three segments. First segment is the retail segment, which consists of fuel and merchandise sales to individual consumers. Second one, wholesale segment, which supplies fuel to third-party dealers and consignment agents. The last one, of course is, GPM Petroleum, which supplies fuel to our stores as well as to subjobbers and bulk purchasers.

One of the keys to our success is our highly experienced team, many of whom have worked together for over a decade. As I mentioned, investing in talent was one of my top priorities when assuming control of GPM in 2011 and I am proud of the team we have built. You will have the opportunity to hear from some of this team in the coming weeks and months including our CFO, Don Bassell, who has been with GPM since 2014 and has over 35 years of experience in petroleum, convenience stores, refining and fuel distribution businesses. Don was also the CFO at GPM from 2004 all the way to 2010 and I was pleased to have him re-join the team as we continued to grow and build our business to the success it is today. We were also very excited to bring on board our Chief Marketing Officer, Mike Bloom. Mike came on board in 2019. Mike brings 39 years of small box retail experience, including from CVS and Family Dollar, that is particularly relevant for us as we execute the growth strategy and initiatives that I will discuss next.

4 | Haymaker, ARKO Holdings Ltd. and GPM Investments, LLC Definitive Agreement Commentary

With the importance of acquisitions to our model, we have also built an in house M&A team comprised of members that have operating, marketing and financing expertise. This enables us to evaluate every opportunity and do the due diligence necessary without distracting from day-to-day operations. The success of this approach is evident in the attractive, below industry multiples we have paid on average for the 17 acquisitions completed since 2013, as well as in our integration engine and ability to capture synergies from day one.

Let me now take you through our track record, as well as other key attributes, including the attractive industry in which we operate and our position as an essential retailer that I would like to discuss in more detail.

First, with respect to our track record, over the past 7 years, we have built a leadership position in the c-store industry. As mentioned, since 2013 we have grown the store base by about 4.4x to operate approximately 1,400 sites across 23 states, having completed 17 acquisitions over that time frame. Our approach to growth and geographical expansion has been very strategic. We take a state-by-state view, analyzing multiple variables, of which population growth is key.

Our business model, which includes both retail and wholesale channels drives a diverse revenue and profit mix. The growing scale of our wholesale platform, and specifically the pending Empire deal, also expands our universe of acquisition targets as we gain dealer specific capabilities to identify attractive targets, integrate those types of assets efficiently, and manage them effectively.

5 | Haymaker, ARKO Holdings Ltd. and GPM Investments, LLC Definitive Agreement Commentary

A majority of our sites are located in secondary markets and these are the types of markets in which we look to expand. We consider chains as small as five locations and while we evaluate every deal, we are extremely disciplined when it comes to price, paying an average of 6.6x Store Level EBITDA pre-synergies for the deals we have completed so far, or a multiple in the 3s when considering synergies. We also see diminished competition for acquisitions with this specific profile as our competitors focus on acquiring larger chains in more densely populated markets. While we will never be the highest bid, we bring other important benefits to the table that matter to many of the family businesses that are looking to transition their ownership. Things like retaining the brand and the legacy that they have built over generations, and of course retaining the vast majority of their employees.

We maintain the integrity of the brand, along with the name–it’s the reason we operate as many banners as we do. We do this because it is effective–in many cases these are very local brands with significant levels of awareness within the markets in which they operate, but no awareness across state lines. We are also proud of the fact that historically at closing over 90% of employees of the businesses we have acquired have been offered jobs, with many staying on with us.

In this business, scale provides significant advantages and we have captured them in the form of synergies realized from each acquisition. Through our acquisition model as well as our focus on inside sales, we have grown EBITDA from $14.6 million to about $150 million over the past seven years.

6 | Haymaker, ARKO Holdings Ltd. and GPM Investments, LLC Definitive Agreement Commentary

Underpinning this success is the very attractive industry in which we operate. The convenience store industry in the US is still very fragmented and has demonstrated consistent growth with historic recession resilience. There are over 150,000 convenience stores in America. The fact that the top 10 convenience store chains control less than 20% of the stores in the U.S. makes this industry ripe for consolidation, which we have aggressively and successfully pursued through our robust M&A strategy. The resiliency of this industry is also demonstrated in the consistency of in-store same store sales, which have grown at a Compounded Annual Growth Rate of 3.4% the last 12 years. While there has been increased volatility more recently, fuel margins have also been relatively steady over the long term.

In addition, with operators continuing to improve the quality and breadth of their products, services and food offering inside the store, the convenience store sector has continued to take share from grocery stores and restaurants. This has never been more apparent than during recent months with the onset of COVID-19, which has benefited our chain of stores as customers consolidated their grocery trips and used our stores for more to fill-in their needs.

We recently announced strong Q2 earnings results for ARKO in Israel, with a year to date increase of 142% in GPM’s Adjusted EBITDA to about $87 million. We are well on track with our expectation to deliver Adjusted EBITDA of $145 to $150 million for the year, not including the pending Empire acquisition.

7 | Haymaker, ARKO Holdings Ltd. and GPM Investments, LLC Definitive Agreement Commentary

And, with the strong momentum we are experiencing, let me also cover the final area of our discussion, the multiple, identified drivers of growth we have in front of us including: our continued core acquisition strategy; the aggressive remodel opportunity along with attractive organic productivity and profitability drivers ahead for us; and the closing of the pending acquisition of Empire.

First, our acquisition strategy, which is core to the GPM growth story. We have well-developed and proven acquisition and integration capabilities that have continued to deliver substantial value and increased profitability for our stakeholders. I already discussed the fragmentation of the industry in which we operate, our approach to acquisitions and what makes us an acquirer of choice. Let me share, from an operational perspective, the drivers of the demonstrated synergies we have delivered from all 17 of the acquisitions that we have completed. GPM has three primary levers that are used to capture acquisition synergies and increase profitability.

The first one is capitalizing on scale benefits by leveraging purchasing power with suppliers to reduce costs of sales; the second one, driving topline growth as well as operational efficiencies to control expenses; and the third one, optimizing real estate by arranging for parallel purchases of real property by REITs parallel with our acquisition of our business, and divesting underperforming sites or converting them to the dealer channel.

It typically takes 1.5 to 3 years to fully realize value from all of the synergies and structural changes made post the closing of an acquisition, and we start realizing many of the synergies day one. Our pipeline today is very attractive and we see a long runway of opportunities ahead. We believe through our core acquisition strategy we can achieve incremental EBITDA of approximately $20 million annually.

8 | Haymaker, ARKO Holdings Ltd. and GPM Investments, LLC Definitive Agreement Commentary

Our second growth driver is an attractive remodel opportunity that we intend to aggressively pursue given the compelling associated return dynamics. After internal analysis we have identified about 700 stores as candidates for our remodel program. This represents about half of the chain. We see significant opportunity to increase EBITDA with this effort through a program that will emphasize brand development–with regional brands featured alongside a national GPM brand for network consistency–as well as an emphasis on enhanced foodservice offering.

While not a big part of our historical strategy, the remodels that we have completed have generated very strong returns with payback periods ranging from a little over one year to a little over 4 years. Over the next three to five years, we plan to spend about $360 million in total on our remodel program, with the expectation that we will generate EBITDA of approximately $72 million from this effort over that same time period.

I also want to emphasize that along with the remodel program, we have considerable opportunities to enhance our overall product offering and profitability, as well as build engagement with our customers. These opportunities include private label, direct imports, food and beverage service expansion, enhancing our loyalty program to be a true customer relationship marketing platform, and assortment optimization just to name a few. All of these present attractive opportunities to drive in-store sales growth as well as enhance margins. Mike Bloom has been a tremendous asset as we worked to identify these opportunities and he continues to lead these efforts as we execute against them.

9 | Haymaker, ARKO Holdings Ltd. and GPM Investments, LLC Definitive Agreement Commentary

And, finally, our pending acquisition of Empire. This strategic acquisition will add additional scale and diversify our business mix, enhancing cash flow stability by greatly expanding our exposure to wholesale fuel distribution. Empire will add approximately 1,500 wholesale sites and approximately 75 retail sites to our network, doubling our annual fuel distribution to over 2 billion gallons. It also opens up opportunities for new supply business with independent operators. The majority of wholesale fuel volumes feature fixed cost-plus pricing structures and are likewise very stable. We do not engage in hedging fuel and only have between three to five days of supply in our locations’ storage tanks, so we minimize the associated volatility or risk within our P&L related to fuel operations.

This is a business where scale benefits can be realized and it’s important to keep in mind that a $0.01 improvement in margin on 1 billion gallons of fuel equates to roughly $11 million to our bottom line. The doubling of fuel volume, which the Empire acquisition will result in, doubles that opportunity to $22 million to the bottom line. We believe we will be able to drive incremental EBITDA of greater than $60 million from this acquisition.

In summary, as proud as we are of our past, we could not be more excited about the future and all of the opportunities we have to drive growth and profitability for our newly combined company. That confidence and excitement is reflected in my personal decision to roll over at least 90% of my equity, as well as the decision of the other large GPM equityholders, Davidson Kempner, Ares, and Harvest Partners to roll over 100% of their equity into the newly combined company.

10 | Haymaker, ARKO Holdings Ltd. and GPM Investments, LLC Definitive Agreement Commentary

We are on track to meet or exceed our expectations for Adjusted EBITDA this fiscal year and with the anticipated closing of the Empire transaction, we expect fiscal 2021 Proforma Adjusted EBITDA, which gives effect to acquisitions and synergies for the entire period, irrespective of actual timing of acquisitions or commencement of synergies during the period, to grow approximately 40%. The implied total enterprise value of the newly combined company is approximately 9x 2021 Estimated Pro Forma Adjusted EBITDA. Our growth plan will be primarily self-funded by cash flow generation from the business. We are prudent and disciplined allocators of capital, as we always have been, and as we execute our growth plan we will manage our balance sheet with the same conservatism that has served us as well all these years. I want to thank all of our amazing team members whose hard work has gotten us to this point. We have a long and attractive runway of growth ahead for all of our stakeholders both within our organization as well as for those partners with a vested interest in our success. We look forward to sharing additional information with you as we move through this process and meeting many of you virtually, at the analyst meeting we are planning to host in a few weeks.

If you have any questions or are interested in setting up a follow up call please reach out to our ICR team whose contact information is on the definitive agreement press release. Thank you for your time and attention today.

11 | Haymaker, ARKO Holdings Ltd. and GPM Investments, LLC Definitive Agreement Commentary